Exhibit 16




[KPMG Letterhead]


January 12, 2000


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

     We were previously principal accountants for FirstLink Communications, Inc. and, under the date of January 29, 1999, we reported on the financial statements of FirstLink Communications, Inc. as of and for the years ended December 31, 1998 and 1997. On December 22, 1999, our appointment as principal accountants was terminated. We have read the statements of USOL Holdings, Inc. f/k/a FirstLink Communications, Inc. included under Item 4 of its Form 8-K dated January 12, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the change was recommended by the audit committee of the board of directors, and approved by the board of directors.

Very truly yours,

/s/ KPMG LLP

KPMG LLP